FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 23, 2020

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 4250708

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Index

1.	Cellcom Israel Announces Third Quarter 2020 Results
2.	Cellcom Israel Ltd. and Subsidiaries - Condensed Consolidated Interim Financial Statements As at September 30, 2020 (Unaudited)

CELLCOM ISRAEL ANNOUNCES
THIRD QUARTER 2020 RESULTS
------------------------

Cellcom Israel concludes the third quarter of 2020 with an
increase of 3% in revenues compared to the third quarter last year.
Revenues totaled NIS 956 million. However, corona virus crisis continues to adversely affect the Company's results and led to a loss of NIS 373 million and Adjusted EBITDA1 of NIS 231 million for the third quarter

Third Quarter 20203 Highlights (compared to third quarter of 2019):

◾	Total Revenues totaled NIS 956 million ($278 million) compared to NIS 928 million ($270 million) in the third quarter last year, an increase of 3.0%.

◾	Service revenues totaled NIS 695 million ($202 million) compared to NIS 709 million ($206 million) in the third quarter last year, a decrease of 2.0%.

◾	Equipment revenues totaled NIS 261 million ($76 million) compared to NIS 219 million ($64 million) in the third quarter last year, an increase of 19.2%.

◾	Operating loss totaled NIS 6 million ($1 million) compared to Operating income of NIS 36 million ($10 million) in the third quarter last year.

◾	Loss totaled NIS 37 million ($10 million) compared to NIS 2 million ($1 million) in the third quarter last year.

◾	Adjusted EBITDA[1] totaled NIS 231[3] million ($67 million) compared to NIS 271 million ($79 million) in the third quarter last year, a decrease of 14.8%.

◾	Net cash from operating activities totaled NIS 202 million ($59 million) compared to NIS 273 million ($79 million) in the third quarter last year, a decrease of 26.0%.

◾
Free cash flow[1] totaled NIS 44 million ($13 million) compared to NIS 53 million ($15 million) in the third quarter last year (excluding a total of approximately NIS 181 million resulting from the sale of independent fiber optic infrastructure of the company in residential areas to IBC).

1 Please see "Use of Non-IFRS financial measures" section in continued of this press release.
2 As of January 1, 2019 the Company is applying International Financial Reporting Standard IFRS 16, Leases. The effects of applying the standard in the third quarter of 2020 and the third quarter of 2019 amounted to an increase of NIS 64 million and NIS 72 million in Adjusted EBITDA respectively, an increase of NIS 65 million and NIS 71 million in Cash flows from operating activities respectively.
3 The Group's results include Golan's results from the closing of the transaction, i.e. as of September 2020.

Avi Gabbay, the Company's Chief Executive Officer, referred to the results of the third quarter of 2020:

"In the third quarter, we continued to deal with the effects of the Corona virus pandemic which continued to adversely affect the Company's results. Given the many challenges, we are working to adjust our expense structure and remain focused on providing excellent service to our customers.

We continue to grow our TV and Internet subscriber-base and continue to transfer existing customers to fiber optic. Cellcom Israel currently has approximately 80,000 active fiber customers out of approximately 500,000 households in connected buildings to the IBC's fiber infrastructure.

During the quarter, an investment agreement was signed for HOT to enter as a partner in IBC, pending regulatory approvals. The agreement will allow for a significant expansion in the scope of optical fiber deployment and at an accelerated pace. The wide deployment will transform Cellcom Israel from a company that relies on the fixed network of others to a partner in an extensive and independent infrastructure.

This quarter, we completed the acquisition of Golan Telecom Ltd. (“Golan”). The transaction strengthens Cellcom Israel's position as a leading communications company and is expected to significantly contribute  to Cellcom Israel's adjusted EBITDA and free cash flow.

We received the license for 5G and we are setting up sites that will support this network alongside the expansion of our 4G network which improves the network's performance and the level of service to our customers."

Shai Amsalem, the Company's Chief Financial Officer, said:

"The current quarter includes for the first time, the consolidation of Golan's results, the acquisition of which was completed in late August and therefore the consolidation includes the results of only one month. The results of the third quarter, reflect the continued impact of the Corona virus pandemic which caused a sharp decline in roaming revenues from our customers travelling abroad and tourists arriving in Israel.

The Company's operating expenses declined by NIS 20 million year over year and reflect the effect of the efficiency measures implemented by the Company. Operating expenses compared with the previous quarter increased due to an increase in activity in the Company’s service centers and points of sale.

Revenues from fixed-line services continued to grow, thanks to the recruitment of new Internet and TV customers and the transfer of existing customers to the fiber infrastructure.

Revenues from the sale of equipment in the cellular sector increased compared to the same period last year due to, among other aspects, an increase in online sales. At the same time, these sales carry low gross profit margin.

The Company's adjusted EBITDA in the third quarter of 2020 amounted to NIS 231 million, reflecting a decrease of 14.8% compared with the corresponding quarter last year, mainly in light of the sharp decline in the Company's revenue from roaming services.

Free cash flow for the third quarter of 2020 amounted to NIS 44 million, compared with NIS 53 million in the corresponding quarter (excluding the proceeds from the sale of our fiber network in residential neighborhoods to IBC). The decrease in free cash flow was mainly due to the continued impact of the decline in roaming revenues."

Netanya, Israel – November 23, 2020 – Cellcom Israel Ltd. (NYSE: CEL; TASE: CEL) ("Cellcom Israel" or the "Company" or the "Group") announced today its financial results for the third quarter of 2020.

Main Consolidated Financial Results:

	Q3/2020[3]	Q3/2019	Change%	Q3/2020	Q3/2019
	NIS million			US$ million (convenience translation)
Total revenues	956	928	3.0%	278	270
Operating (loss) Income	(6)	36	-	(1)	10
Loss	(37)	(2)	1,750%	(10)	(1)
Free cash flow	44	234	(81.2)%	13	68
Adjusted EBITDA	231	271	(14.8)%	67	79
Adjusted EBITDA, as percent of total revenues	24.2%	29.2%	(17.1)%

(3) The Group's results include Golan's results from the closing of the transaction, i.e. as of September 2020.

Main Financial Data by Operating Segments:

	Cellular (*)			Fixed-line (**)			Inter-segment adjustments (***)		Consolidated results
NIS million	Q3'20	Q3'19	Change %	Q3'20	Q3'19	Change %	Q3'20	Q3'19	Q3'20	Q3'19	Change %
Total revenues	637	611	4.3%	365	358	2.0%	(46)	(41)	956	928	3.0%
Service revenues	414	439	(5.7)%	327	311	5.1%	(46)	(41)	695	709	(2.0)%
Equipment revenues	223	172	29.7%	38	47	(19.1)%	-	-	261	219	19.2%
Adjusted EBITDA	114	185	(38.4)%	117	86	36.0%	-	-	231	271	(14.8)%
Adjusted EBITDA, as percent of total revenues	17.9%	30.3%	(40.9)%	32.1%	24.0%	33.8%			24.2%	29.2%	(17.1)%

(*)	The segment includes the cellular communications services, end user cellular equipment and supplemental services.

(**)	The segment includes landline telephony services, internet services, television services, transmission services, end user fixed-line equipment and supplemental services.

(***)	Include cancellation of inter-segment revenues between "Cellular" and "Fixed-line" segments.

Financial Review (third quarter of 2020 compared to third quarter of 2019) :

The Group's results include Golan's results as of September 2020

Revenues for the third quarter of 2020 increased 3.0% totaling NIS 956 million ($278 million), compared to NIS 928 million ($270 million) in the third quarter last year. The increase in revenues is mainly attributed to a 19.2% increase in equipment revenues, which was partially offset by a 2.0% decrease in service revenues.

Service revenues totaled NIS 695 million ($202 million) in the third quarter of 2020, a 2.0% decrease from NIS 709 million ($206 million) in the third quarter last year.

Service revenues in the cellular segment totaled NIS 414 million ($120 million) in the third quarter of 2020, a 5.7% decrease from NIS 439 million ($128 million) in the third quarter last year. This decrease resulted mainly from decrease of the Company's roaming services activities as a result of the Corona virus crisis which was partially offset by revenues from Golan (consolidated as of September).

Service revenues in the fixed-line segment totaled NIS 327 million ($95 million) in the third quarter of 2019, a 5.1% increase from NIS 311 million ($90 million) in the third quarter last year.  The increase resulted mainly from an increase in revenues from internet and TV services.

Equipment revenues totaled NIS 261 million ($76 million) in the third quarter of 2020, a 19.2% increase compared to NIS 219 million ($64 million) in the third quarter last year. The increase resulted, among other things, from an increase in the quantity of end user equipment sold online in the cellular segment.

Cost of revenues for the third quarter of 2020 totaled NIS 744 million ($216 million), a 12.9% increase compared to NIS 659 million ($192 million) in the third quarter of 2019. This increase resulted mainly from an increase in the quantity of end user equipment sold in the cellular segment, an increase in the costs of interconnect as a result of an increase in minutes and additional expenses of Golan which was consolidated into the Group’s results as of September. This increase was partially offset by decrease of TV services' content costs.

Gross profit for the third quarter of 2020 decreased 21.2% to NIS 212 million ($62 million), compared to NIS 269 million ($78 million) in the third quarter of 2019. Gross profit margin for the third quarter of 2020 amounted to 22.2%, down from 29.0% in the third quarter of 2019. This is, among other things, due to increase in sales of end user equipment at a low gross profit.

Selling, Marketing, General and Administrative Expenses and Credit losses ("SG&A Expenses") for the third quarter of 2020 decreased 6.6% to NIS 227 million ($66 million), compared to NIS 243 million ($71 million) in the third quarter of 2019. This decrease resulted mainly from a decrease in salaries and advertising expenses as a result of streamlining the Company's made.

Operating loss for the third quarter of 2020 totaled NIS 6 million ($1 million), compared to operating income of NIS 36 million ($10 million) in the third quarter of 2019. The operating loss is mainly due to the adverse effect of Corona virus crisis over the Company's revenues from roaming services.

Adjusted EBITDA for the third quarter of 2020 decreased by 14.8% totaling NIS 231 million ($67 million) compared to NIS 271 million ($79 million) in the third quarter of 2019. Adjusted EBITDA as a percent of revenues for the third quarter of 2020 totaled 24.2%, down from 29.2% in the third quarter of 2019.

Cellular segment Adjusted EBITDA for the third quarter of 2020 totaled NIS 114 million ($33 million), compared to NIS 185 million ($54 million) in the third quarter last year, a decrease of 38.4%, which resulted mainly from a decrease in roaming services activities as a result of the Corona virus crisis and a decrease in the contribution of end-user equipment sales.

Fixed-line segment Adjusted EBITDA for the third quarter of 2020 totaled NIS 117 million ($34 million), compared to NIS 86 million ($25 million) in the third quarter last year, a 36.0% increase, which resulted mainly from increase in activity in internet and TV fields, as well as, due to cost savings related to the fixed-line segment as a result of transfer subscribers to fiber infrastructure and decrease of TV's content costs.

Financing expenses, net for the third quarter of 2020 totaled NIS 32 million ($9 million), compared with NIS 31 million ($9 million) in the third quarter of 2019, an increase of 3.2%.

Loss for the third quarter of 2020 totaled NIS 37 million ($10 million), compared with loss of NIS 2 million ($1 million) in the third quarter of 2019. As stated, the loss is mainly due to the adverse effect of the Corona virus crisis on the Company's revenues from roaming services.

Basic loss per share for the third quarter of 2020 totaled NIS 0.22 ($0.07), compared to basic loss per share of NIS 0.01 ($0.003) in the third quarter last year.

Operating Review

Main Performance Indicators – Cellular Segment:

	Q3/2020[3]	Q3/2019	Change (%)
Cellular subscribers at the end of period (in thousands)	3,641	2,767	31.6%
Churn Rate for cellular subscribers (in %)	8.7%	11.4%	(23.7)%
Monthly cellular ARPU (in NIS)	45.7	53.2	(14.0)%

(3) Includes Golan’s indicators from September, 2020.

Cellular subscriber base of the Company at the end of the third quarter of 2020 was 3.641 million subscribers. The increase in subscriber base is due to the completion of the Golan acquisition.

Cellular Churn Rate for the third quarter of 2020 totaled 8.7%, compared to 11.4% in the third quarter last year.

The monthly cellular Average Revenue per User ("ARPU") for the third quarter of 2020 totaled 45.7 NIS ($13.3), compared to NIS 53.2 ($15.5) in the third quarter last year. The decrease in ARPU resulted mainly from decrease in demand of the Company's roaming services as a result of the Corona virus crisis and the ongoing erosion in the prices of cellular services.

Main Performance Indicators - Fixed-line segment:

	Q3/2020	Q3/2019	Change (%)
Internet infrastructure field subscribers - (households) at the end of period (in thousands)	289	278	4.0%
TV field subscribers - at the end of period (in thousands)	251	247	1.6%

In the third quarter of 2020, the Company's subscriber base in the TV field increased by approximately 6,000 net subscribers and the Company's subscriber base in the internet infrastructure field increased by approximately 6,000 net households.

Financing and Investment Review

Cash Flow

Free cash flow for the third quarter of 2020 totaled NIS 44 million ($13 million), compared to NIS 234 million ($68 million) in the third quarter of 2019. In the corresponding quarter, the Company received an amount of approx. NIS 181 million as a result of the sale of the Company's independent fiber optic infrastructure in residential areas to IBC. The decrease in the free cash flow from NIS 53 million ($15 million) to NIS 44 million ($13 million) is mainly due the decrease in receipts from roaming services which was offset by a decrease in capital expenditures in fixed assets and intangible assets.

Total Equity

Total Equity as of September 30, 2020 amounted to NIS 1,918 million ($558 million). During the quarter, series 4 options in an amount of NIS 75 million were exercised which mainly increased the equity.

Cash Capital Expenditures in Fixed Assets and Intangible Assets and others

During the third quarter of 2020, the Company invested NIS 108 million ($31 million) in fixed assets and intangible assets and others (including, among others, investments in the Company's communications networks, information systems, software and TV set-top boxes and capitalization of part of the customer acquisition costs as a result of the adoption of IFRS 15), compared to NIS 149 million ($43 million) in the third quarter of 2019.

Dividend

On November 22, 2020, the Company's Board of Directors decided not to declare a cash dividend for the third quarter of 2020. In making its decision, the board of directors considered the Company's dividend policy and business status and decided not to distribute a dividend at this time, given the intensified competition and its adverse effect on the Company's results of operations, and in order to strengthen the Company's balance sheet. The board of directors will re-evaluate its decision in future quarters. No future dividend declaration is guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2019 on Form 20-F filed on March 23, 2020, or the 2019 Annual Report, under “Item 8 - Financial Information – A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Other developments during the third quarter of 2020 and subsequent to the end of the reporting period

Golan Transaction

Following the Company's previous announcements regarding the signing of a binding memorandum of understanding for the purchase of Golan Telecom Ltd., or Golan, and approval of the transaction by the Israeli Competition Authority and the Israeli Ministry of Communications, or MOC, the Company concluded the acquisition of Golan's entire share capital, for a total sum of approximately NIS 613 million (approximately NIS 545 million plus an amount equal to the cash and deposits of Golan as of the closing date and minus transaction expenses as agreed between the parties) on August 26, 2020.

In addition, as previously reported, Golan's MNO license was replaced with an MVNO license for an interim period, following the deposit of a bank guarantee by Golan with the MOC, in the sum of approximately NIS 75 million, in respect of the demand that Golan will return certain monetary benefits previously received from the MOC, which Golan disputes.

IBC Transaction

In September 2020, the Company announced that it, together with the Israel Infrastructure Fund, or IIF, entered into an investment transaction with Hot Telecommunication Systems Ltd., (together with its affiliates "Hot") in IBC Israel Broadband (2013) Ltd., or IBC, composed of several agreements, or the Transaction. In addition to standard and customary conditions, the Transaction includes an undertaking to substantially increase the deployment of IBC's fiber-optic network over the next few years and the following:

Investment Agreements – Entered between the partnership through which the Company and IIF, hold 70% of IBC's share capital, or the IBC Partnership, and Hot.  Under the Investment Agreements, Hot shall become an equal partner in the IBC Partnership, and hold indirectly 23.3% of IBC’s share capital, by making an investment substantially equal to the investment made by each of the Company and IIF until the closing date of the Transaction. Further, the Investment Agreements include certain additional governance rights and dead lock mechanisms.

IRU Agreement – Entered between IBC and Hot, under which Hot undertakes to purchase an indefeasible right, to use IBC's fiber-optic network.

Services Agreement – Entered between IBC and Hot, under which IBC undertakes to purchase certain services from Hot and may purchase additional services.

IBC also undertakes to continue to purchase from the Company certain services supplied to it by the Company prior to the closing date.

The completion of the Transaction is subject to regulatory change and required approvals, including regulatory and third party approvals. The Company cannot guarantee such change will be made and approvals will be granted.

For additional details see the Company's annual report on Form 20-F dated March 23, 2020 under "Item 4 – Information on the Company – B. Business Overview – Networks and Infrastructure – Fixed-line Segment – Investment in IBC and sale of fiber-optic infrastructure to IBC".

Update On The Corona Virus And Implications

Following previous announcements, the Company's results for the third quarter of 2020 continues to reflect the negative effects of the Corona virus pandemic on the Company's roaming services.

As previously announced, the Company expects its roaming services to continue to be adversely affected by the Corona virus pandemic, mainly due to implications on the outbound and inbound tourism in Israel, a parameter that directly affects revenues from international roaming services.

For additional details see the Company's 2019 Annual Report under "Item 4 – Information on the Company – B. Business Overview – Networks and Infrastructure – Fixed-line Segment – Investment in IBC and sale of fiber-optic infrastructure to IBC".

Regulation

Frequencies

Following the Company's previous announcements regarding the frequencies, including 5G frequencies, won by the Company and its partners to the shared cellular network in the 2020 frequencies tender (and the completion of the acquisition of Golan by the Company), the MOC approved the frequencies allocation between the Company and Marathon 018 Xfone, or Xfone, and in October 2020, the MOC allocated such frequencies designated for the Company to the Company  and amended its cellular license accordingly.

For additional details see the Company's 2019 Annual Report under "Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We operate in a heavily regulated industry, which can harm our results of operations. Regulation in Israel has materially adversely affected our results", " – We face intense competition in all aspects of our business", "We may not be able to obtain permits to construct and operate cell sites", " – We may be required to indemnify certain local planning and building committees in respect of claims against them", " – We may be adversely affected by significant technological and other changes in the cellular communications industry" and "Item 4. Information on The Company – B. Business Overview – Network and Infrastructure- Spectrum allocation", " – Government Regulations – Permits for cell site construction" and the Company report for the second quarter 2020 under "Other developments during the second quarter of 2020 and subsequent to the end of the reporting period – Regulation – Conclusion of the Frequencies Tender".

Network Deployment

In November 2020, the MOC published a hearing proposing the following: (1) require cellular operators to execute an additional stage in their universal  deployment obligation for 4G networks, within 2 years from resolution on the matter (excluding Xfone, whose 2 years period shall commence only on 2022); (2) change the current regulation which allows national roaming and network sharing only between a veteran operator (i.e. the Company, Pelephone and Partner) and a "new" operator (i.e. Xfone and Hot Mobile) and allow all cellular operators to voluntarily cooperate, using national roaming or network sharing configuration (MOCN) in certain periphery areas and a limited number of sites.

The Company is studying the hearing and at this preliminary stage cannot assess the implications on its results of operations, should the proposed be approved.

For additional details see the Company's 2019 Annual Report under Item 3. Key Information – D. Risk Factors – Risks Related to our Business –"We may not be able to obtain permits to construct and operate cell sites" and "Item 4. Information on The Company – B. Business Overview – Cellular Segment - Network and Infrastructure- Permits for Cell Site Construction" and "Network sharing agreements", "Government Regulations – Cellular Segment - Network Sharing" and "Permits for cell site construction".

Cell Sites

Further to previous reports of claims made by several local planning and building authorities that the Israeli cellular operators may not receive building permits in reliance on the Israeli National Zoning Plan 36 for Communications, or the Plan, for cell sites operating in frequencies not detailed in the Plan and conflicting District Court decisions on the matter,  on August 2020, the Israeli Supreme Court ruled that the Plan applies to all cell sites set in the Plan, whether or not the frequencies in which they operate are detailed in the Plan, in accordance with the opinion of the Israeli Ministry of Justice and the Israeli cellular operators position.

For additional details see the Company's 2019 Annual Report under Item 3. Key Information – D. Risk Factors – Risks Related to our Business –"We may not be able to obtain permits to construct and operate cell sites", and "Item 4. Information on The Company – B. Business Overview – Network and Infrastructure- Permits For Cell Site Construction – National Zoning Plan 36 – Site Licensing".

Network Sharing Agreement

In November 2020, the Company announced that its cellular sharing network partner, Marathon 018 Xfone Ltd., or Xfone, has not paid the monthly payment due October 31, 2020, under the sharing network agreement, or Debt.  The Company issued a demand for the immediate payment of the Debt to Xfone and intends to act diligently to exercise its rights under the agreement. At this preliminary stage, the Company cannot assess the implications on the Company's results.

For additional details regarding the materiality of the network sharing agreement on the Company's results, see the Company's 2019 Annual Report, under "Item 3. Risk Factors - Our network sharing agreements consideration constitute a significant portion of our revenues" and Item 4. Information on the Company – B. Business Overview – Networks and Infrastructure – Network sharing agreements".

Changes to the Board of Directors

In September 2020, the Company's board of directors appointed Mr. Eran Shenar and Ms. Diana Ingrid Elsztein-Dan as members of the Company's Board of Directors. Mr. Shenar was nominated to the board by the Company's employees, as per the February 2020 collective employment agreement.

Mr. Shenar is the founder and co-owner of Best-Medical Center as of 2019 and of the Multidisciplinary Center of Gastroenterology since 2015 and has served as a business and financial consultant since 2010. From 2009 to 2011 Mr. Shenar served as a director and chairman of the finance committee of Sinopsis Ltd. and a partner in Altos Private Equity. From 2007 to 2009 he served as CEO of Katzir holding fund and as a director in various private companies. From 2003 to 2007 he served as the manager of the Strauss-Elite merger (2003) and Strategic control manager in Strauss-Elite Group and from 1998 – 2003 he served as a manager in the financial advisory division of Somech-Chaikin, KPMG. Mr. Shenar is a Certified Public Accountant and holds an M.B.A. with major in finance, strategy and entrepreneurship and a B.A. in economics and accounting, both from the Tel-Aviv University.

Ms. Diana Ingrid Elsztain –Dan has served as an economist at Magen Eco-Energy Ltd. since 2014. From 2019 to 2020 Ms. Elsztain -Dan served as director of Discount Investment Corporation Ltd. and from 2016 to 2020, she served as director of IDB Development Corporation Ltd., Shufersal Ltd. and Shufersal Nadlan Ltd. . From 2014 to 2016 she served as a cost accountant at Ginegar Plastic Products Ltd. and from 2000 to 2012 as a cost accountant at Polysack Plastic Industries Ltd. From 1996 to 2000 she served as an accounts manager at Polysack R.a.c.s Ltd and Chemada Fine Chemicals Ltd. Ms. Diana Elsztain –Dan holds an M.B.A. in Business Administration and Management from the UBA University, Argentina. Ms. Elsztain –Dan is the sister of Mr. Eduardo Elsztain, the former indirect controlling shareholder of the Company.

In September 2020, Mr. Shai Amsalem was appointed as the Company's CFO.

Mr. Amsalem has served as CFO of Golan Telecom Ltd. since 2017. From 2012 to 2016 he served as CFO of Tiv Taam Group. From 2010 to 2012 he served as CFO of Rav-Bariach (08) Industries Ltd. and from 2006 to 2009 he served as CFO of Gibor Sport Active wear Ltd. Mr. Amsalem is a Certified Public Accountant and holds an M.B.A. with major in finance and a B.A. with major in accounting, both from the College of Management.

In October 2020, Mr. Ilan Sigal was appointed as the Company's VP Business Development and as CEO of Golan Telecom (a wholly owned subsidiary of the Company) effective February 1, 2021.

Mr. Sigal has served as VP marketing of Pelephone communications Ltd., and VP marketing and business development of  Yes - D.B.S Satellite Services (1998) Ltd. and Bezeq International Ltd. since January 2019 and from 2016 as VP marketing of Pelephone communications Ltd. From 2010 to 2016 he served as a marketing division manager of Bezeq, the Israeli Telecommunications Company Ltd. for the private and SOHO sectors and from 2007 to 2010 he served as its internet marketing department manager for the private sector. From 2004 to 2007 he served as a marketing department manager of Internet Gold-Golden Lines ltd. for the private sector. Mr. Sigal holds an M.B.A. from the Ono Academic College and a B.A. with major in communications and management, from the College of Management.

In November 2020, Mr. Eli Adadi was appointed as the Company's VP Retail, effective November 23, 2020.

Mr. Adadi has served as CEO of Dynamica Communications Chain Stores Ltd., our wholly owned subsidiary and as manager of our retail apparatus, since 2011.  From 2009 to 2011 he served as our sales and revenues manager for the private sector. Mr. Adadi holds an M.B.A. with major in marketing and a B.A. in Business Administration, both from the Ben-Gurion University.

For additional details see the Company's 2019 Annual Report under "Item 6. Directors, Senior Management and Employees" – A. Directors and Senior Management".

Developments Regarding Controlling Shareholder

Following previous announcements regarding receivership actions taken in relation to the Company indirect controlling shareholder, Discount Investment Corporation Ltd., or DIC's shares, the court appointed receivers to DIC's shares pledged in favor of the debenture holders of IDB Development Corporation Ltd., or IDB, representing approximately 70.14% of DIC's share capital and an additional [temporary] receiver to additional pledged DIC shares representing approximately 12.12% of DIC's share capital. The receivers received offers for the purchase of the pledged DIC shares and on November 20, 2020, the court approved the sale of DIC's pledged shares to a group of investors led by Mega Or Holdings Ltd subject to further approvals as may be required by law. Pursuant to the Company's licenses such transfer of control requires the approval of the Israeli Ministry of Communications yet to be provided.

For additional details see the Company's 2019 Annual Report, under "Item 3. Key Information – D. Risk Factors – We are controlled by a single shareholder who can significantly influence matters requiring shareholders’ approval", "Item 4 - Information on the Company – B. Business Overview – Government Regulations Cellular Segment" "Item 7 – Major Shareholders and Related Party Transactions - A. Major Shareholders".

Debentures, Material Loans and Financial Liabilities

In October 2020, the Company repaid in early repayment part of the loan in accordance with the loan agreement from June 2017 with Israeli bank, which provided to the Company in March 2019, in amount of approximately NIS 113 million.

For information regarding the Company's debentures and material loans, including the terms of the loan, see the Company's Annual Report under "Item 5B. Liquidity and Capital Resources – Debt Service – Public Debentures" and "-Other Credit Facilities".

Affirmation of the Company's Rating in Relation to Debentures Traded In Israel *

In August 2020, Standard & Poor’s Maalot, or Maalot, affirmed the Company’s rating at ilA and maintained the Company's rating outlook at “negative”, in relation to the Company's debentures traded on the Tel Aviv Stock Exchange. Among its main assumptions for the rating and outlook, Maalot noted: a significant decrease in revenues from roaming services as well as a decrease in revenues from the sale of end-user equipment, as a result of the Corona virus pandemic; the completion of the acquisition of Golan during the third quarter 2020; continued erosion in cellular segment revenues in light of the competition in the market; a decrease in the Company's revenues and EBITDA in 2020 and a certain increase in 2021, and a certain increase in the Company's revenues and EBITDA due to the acquisition of Golan.

For additional details regarding the Company's public debentures and undertakings of the Company in relation to their rating included in the Company's shelf prospectus, see the Company's 2019 Annual Report under "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources – Debt Service –Public Debentures".

* A security rating is not a recommendation to buy, sell or hold securities, it may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

Conference Call Details

The Company will be hosting a conference call regarding its results for the third quarter of 2020 on Monday, November 23, 2020 at 9:00 am ET, 06:00 am PT, 2:00 UK time, 16:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 642 5032

Israel Dial-in Number: 03 918 0609          International Dial-in Number: +972 3 918 0609

at: 09:00 am Eastern Time; 06:00 am Pacific Time; 14:00 UK Time; 16:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company's future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company's current expectations and projections about future events. There are important factors that could cause the Company's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of the Company's license, new legislation or decisions by the regulator affecting the Company's operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, particularly class action lawsuits, the Company's ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its 2019 Annual Report.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.441 = US$ 1 as published by the Bank of Israel for September 30, 2020.

Use of non-IFRS financial measures

Adjusted EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses) that is not part of the Company's operation; income tax; depreciation and amortization, share of profit (losses) of equity accounted investees and share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. Adjusted EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. Adjusted EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, Adjusted EBITDA as presented by the Company may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation of net income to Adjusted EBITDA under "Reconciliation of Non-IFRS Measures" in the press release.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities (including the effect of exchange rate fluctuations on cash and cash equivalents), minus the net cash used in investing activities, excluding acquisition or selling of a subsidiary, short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits. See "Reconciliation of Non-IFRS Measures" below.

Company Contact Shai Amsalem Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Elad Levy Investor Relations Manager investors@cellcom.co.il Tel: +972-52-998-4774

Financial Tables Follow

Cellcom Israel Ltd.
 (An Israeli Corporation)

Condensed Consolidated Interim Statements of Financial Position (Unaudited)

				Convenience
				translation
				into US dollar
	September 30,		September 30,	September 30,	December 31,
	2019		2020	2020	2019
	NIS millions			US$ millions	NIS millions

Assets
Cash and cash equivalents	698		630	183	1,006
Current investments and deposits, including derivatives	430		123	36	473
Trade receivables	1,153		967	281	1,142
Current tax assets	3		3	1	3
Other receivables	32	*	46	13	32	*
Deferred expenses - right of use	34	*	58	17	37	*
Inventory	67		80	23	66

Total current assets	2,417		1,907	554	2,759

Trade and other receivables	478	*	217	63	459	*
Deferred expenses - right of use	331	*	308	90	323	*
Property, plant and equipment, net	1,456		1,363	396	1,432
Intangible assets and others, net	1,301		2,161	628	1,294
Investments in equity accounted investees	150		138	40	150
Right-of-use assets, net and Investment property	735		648	188	745

Total non- current assets	4,451		4,835	1,405	4,403

Total assets	6,868		6,742	1,959	7,162

Liabilities
Current maturities of debentures and of loans from financial institutions	509		513	149	509
Current taxation liabilities	8		-	-	6
Current maturities of lease liabilities	225		204	59	226
Trade payables and accrued expenses	662		653	190	687
Provisions	102		170	49	99
Other payables, including derivatives	272		214	62	299

Total current liabilities	1,778		1,754	509	1,826

Long-term loans from financial institutions	300		163	47	300
Debentures	2,517		2,336	679	2,511
Long-term lease liabilities	528		468	136	533
Provisions	22		30	9	22
Other long-term liabilities	3		3	1	4
Liability for employee rights upon retirement, net	14		18	5	19
Deferred tax liabilities	77		52	15	60

Total non- current liabilities	3,461		3,070	892	3,449

Total liabilities	5,239		4,824	1,401	5,275

Equity attributable to owners of the Company
Share capital	1		2	1	2
Share premium	335		792	230	623
Receipts on account of share options	-		-	-	24
Retained earnings	1,292		1,124	327	1,236

Non-controlling interests	1		-	-	2

Total equity	1,629		1,918	558	1,887

Total liabilities and equity	6,868		6,742	1,959	7,162

*Reclassified

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Income (Unaudited)

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,
	2019	2020	2020	2019	2020	2020	2019
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Revenues	2,776 *	2,703	786	928 *	956	278	3,708
Cost of revenues	(2,033)*	(2,052)	(596)	(659)*	(744)	(216)	(2,725)

Gross profit	743	651	190	269	212	62	983

Selling and marketing expenses	(468)	(411)	(120)	(161)	(147)	(43)	(610)
General and administrative expenses	(222)*	(245)	(71)	(73)*	(76)	(22)	(300)*
Credit losses	(23)*	(26)	(8)	(9)*	(4)	(1)	(29)*
Other income (expenses), net	21 *	21	6	10 *	9	3	(20)

Operating profit (loss)	51	(10)	(3)	36	(6)	(1)	24

Financing income	41	6	2	13	10	3	49
Financing expenses	(151)	(136)	(40)	(44)	(42)	(12)	(193)
Financing expenses, net	(110)	(130)	(38)	(31)	(32)	(9)	(144)

Share in losses of equity accounted investees	(4)*	(9)	(3)	(4)*	(2)	(1)	(10)

Profit (loss) before taxes on income	(63)	(149)	(44)	1	(40)	(11)	(130)

Tax benefit (taxes on income)	10	23	7	(3)	3	1	23
Loss for the period	(53)	(126)	(37)	(2)	(37)	(10)	(107)
Attributable to:
Owners of the Company	(52)	(126)	(37)	(1)	(37)	(10)	(107)
Non-controlling interests	(1)	-	-	(1)	-	-	-
Loss for the period	(53)	(126)	(37)	(2)	(37)	(10)	(107)

Loss per share
Basic loss per share (in NIS)	(0.45)	(0.83)	(0.24)	(0.01)	(0.22)	(0.07)	(0.90)

Diluted loss per share (in NIS)	(0.45)	(0.83)	(0.24)	(0.01)	(0.22)	(0.07)	(0.90)

Weighted-average number of shares used in the calculation of basic earnings (loss) per share (in shares)	116,196,729	150,824,438	150,824,438	116,196,729	162,810,134	162,810,134	118,376,455

Weighted-average number of shares used in the calculation of diluted earnings (loss) per share (in shares)	116,196,729	150,824,438	150,824,438	116,196,729	162,810,134	162,810,134	118,376,455

*Reclassified

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (Unaudited)

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,
	2019	2020	2020	2019	2020	2020	2019
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
Cash flows from operating activities
Loss for the period	(53)	(126)	(37)	(2)	(37)	(10)	(107)
Adjustments for:
Depreciation and amortization	665	690	201	226	230	67	898
Share based payments	5	14	4	3	6	1	8
Gain on sale of property, plant and equipment and intangible assets	(7)	-	-	(8)	-	-	(8)
Net change in fair value of investment property	4	5	1	4	2	1	6
Gain on sale of shares in a consolidated company	-	(1)	-	-	-	-	-
Taxes on income (Tax benefit)	(10)	(23)	(7)	3	(3)	(1)	(23)
Financing expenses, net	110	130	38	31	32	9	144
Other expenses	2 *	6	2	2 *	6	2	3
Share in losses of equity accounted investees	4 *	9	3	4 *	2	-	10

Changes in operating assets and liabilities:
Change in inventory	27	(14)	(4)	(7)	14	4	28
Change in trade receivables (including long-term amounts)	54	109	32	3	(4)	(1)	80
Change in Deferred expenses - right of use (including long-term amounts)	14	(37)	(11)	6	(12)	(3)	20
Change in other receivables (including long-term amounts)	8	(19)	(6)	15	(18)	(5)	(7)
Changes in trade payables, accrued expenses and provisions	(44)	(43)	(13)	(34)	(15)	(4)	(27)
Change in other liabilities (including long-term amounts)	28	(57)	(17)	25	(19)	(6)	23
Payments for derivative hedging contracts, net	(8)	(1)	-	(1)	16	5	(10)
Income tax paid	(14)	(4)	(1)	(7)	2	-	(12)
Income tax received	10	-	-	10	-	-	10
Net cash from operating activities	795	638	185	273	202	59	1,036

Cash flows from investing activities
Acquisition of property, plant and equipment	(274)	(195)	(56)	(88)	(58)	(17)	(324)
Acquisition of intangible assets and others	(172)	(145)	(42)	(61)	(50)	(15)	(233)
Investment in equity accounted investee	(154)*	(3)	(1)	(154)*	-	-	(157)
Change in current investments, net	(9)	401	117	-	446	130	(49)
Receipts for other derivative contracts, net	8	11	3	-	-	-	9
Proceeds from sale of property, plant and equipment and intangible assets	181	-	-	181	-	-	181
Interest received	9	5	1	2	-	-	13
Acquisition of subsidiary, net of cash acquired	-	(608)	(177)	-	(608)	(177)	-
Cash disposed from sale of shares in a consolidated company	-	(1)	-	-	3	1	-
Net cash used in investing activities	(411)	(535)	(155)	(120)	(267)	(78)	(560)

*Reclassified

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (cont'd) (Unaudited)

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,
	2019	2020	2020	2019	2020	2020	2019
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Cash flows from financing activities
Payments for derivative contracts, net	(1)	(4)	(1)	(1)	(3)	(1)	(2)
Receipt of long-term loan from financial institutions	150	-	-	-	-	-	150
Repayment of long-term loans from financial institutions	(212)	(100)	(29)	-	-	-	(212)
Repayment of debentures	(504)	(417)	(121)	(196)	(194)	(56)	(504)
Repurchase of own debentures	-	-	-	-	-	-	(10)
Proceeds from issuance of debentures, net	-	194	56	-	-	-	-
Interest paid	(117)*	(120)	(35)	(42)*	(43)	(13)	(151)
Equity offering	-	5	1	-	-	-	309
Proceeds from exercise of share options	-	140	41	-	75	22	4
Payment of principal of lease liabilities	(204)*	(177)	(51)	(71)*	(59)	(17)	(256)
Net cash used in financing activities	(888)	(479)	(139)	(310)	(224)	(65)	(672)

Changes in cash and cash equivalents	(504)	(376)	(109)	(157)	(289)	(84)	(196)

Cash and cash equivalents as at the beginning of the period	1,202	1,006	292	855	919	267	1,202
Cash and cash equivalents as at the end of the period	698	630	183	698	630	183	1,006

*Reclassified

Cellcom Israel Ltd.
 (An Israeli Corporation)

Reconciliation for Non-IFRS Measures

Adjusted EBITDA

The following is a reconciliation of loss to Adjusted EBITDA:

	Three-month period ended September 30,			Year ended December 31,
	2019	2020	Convenience translation into US dollar 2020	2019
	NIS millions		US$ millions	NIS millions
Loss for the period	(2)	(37)	(10)	(107)
Taxes on income (tax benefit)	3	(3)	(1)	(23)
Financing income	(13)	(10)	(3)	(49)
Financing expenses	44	42	12	193
Other income	6	1	-	10
Depreciation and amortization	226	230	67	898
Share of loss of equity accounted investees (net of income tax)	4	2	1	10
Share based payments	3	6	1	8
Adjusted EBITDA	271	231	67	940

Free cash flow

The following table shows the calculation of free cash flow:

	Three-month period ended September 30,			Year ended December 31,
	2019	2020	Convenience translation into US dollar 2020	2019
	NIS millions		US$ millions	NIS millions
Cash flows from operating activities(*)	202	137	40	756
Cash flows from investing activities	(120)	(267)	(77)	(560)
Purchase (sale) of short-term tradable debentures and deposits (**)	(2)	(446)	(130)	38
Acquisition (sale) of shares in a consolidated company or in equity accounted investees	154	620	180	157
Free cash flow	234	44	13	391

(*)   Including the effects of exchange rate fluctuations in cash and cash equivalents and lease payments.
(**) Net of interest received in relation to tradable debentures.

Cellcom Israel Ltd.
 (An Israeli Corporation)

Key financial and operating indicators

NIS millions unless otherwise stated	Q1-2019	Q2-2019	Q3-2019	Q4-2019	Q1-2020	Q2-2020	Q3-2020	FY-2019

Cellular service revenues	404	420	439	416	396	385	414	1,679
Fixed-line service revenues	317	312	311	318	327	339	327	1,258

Cellular equipment revenues	158	162	172	169	156	147	223	661
Fixed-line equipment revenues	92	63	47	69	54	25	38	271

Consolidation adjustments	(43)	(37)	(41)	(40)	(41)	(41)	(46)	(161)
Total revenues	928	920	928	932	892	855	956	3,708

Cellular adjusted EBITDA	146	163	185	133	131	125	114	627
Fixed-line adjusted EBITDA	78	70	86	79	113	97	117	313
Total adjusted EBITDA	224	233	271	212	244	222	231	940

Operating profit (loss)	9	6	36	(27)	18	(22)	(6)	24
Financing expenses, net	27	52	31	34	64	34	32	144
Loss for the period	(16)	(35)	(2)	(54)	(43)	(46)	(37)	(107)

Free cash flow	46	55	234	56	57	24	44	391

Cellular subscribers at the end of period (in 000's)	2,853	2,745	2,767	2,744	2,747	2,734	3,641	2,744
Monthly cellular ARPU (in NIS)	47.2	51.9	53.2	50.5	48.1	46.9	45.7	50.7
Churn rate for cellular subscribers (%)	11.0%	11.3%	11.4%	11.3%	8.8%	8.7%	8.7%	48.8%

Cellcom Israel Ltd.

Disclosure for debenture holders as of September 30, 2020

Aggregation of the information regarding the debenture series issued by the Company (1), in million NIS

Series	Original Issuance Date	Principal on the Date of Issuance	As of 30.09.2020					As of 23.11.2020		Interest Rate (fixed)	Principal Repayment Dates		Interest Repayment Dates (3)	Linkage	Trustee Contact Details
			Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books	Debenture Balance Value in Books (2)	Market Value	Principal Balance on Trade	Linked Principal Balance		From	To
H (4)(5)(6)**	08/07/14 03/02/15* 11/02/15*	949.624	608.299	575.783	2.871	578.654	605.328	608.299	579.259	1.98%	05.07.18	05.07.24	January-5 and July-5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
I (4)(5)(6)**	08/07/14 03/02/15* 11/02/15* 28/03/16*	804.010	562.807	549.009	5.554	554.563	588.640	562.807	549.808	4.14%	05.07.18	05.07.25	January-5 and July-5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
J (4)(5)	25/09/16	103.267	104.192	103.661	0.608	104.269	104.599	104.192	103.893	2.45%	05.07.21	05.07.26	January-5 and July-5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
K (4)(5)**	25/09/16 01/07/18* 10/12/18*	710.634	710.634	706.624	6.013	712.637	715.040	710.634	706.817	3.55%	05.07.21	05.07.26	January-5 and July-5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
L (4)(5)(7)**	24/01/18 10/12/18* 12/05/20*	835.937	824.979	775.989	15.2	791.189	781.255	824.979	777.514	2.50%	05.01.23	05.01.28	January-5	Not linked	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
Total		3,403.472	2,810.911	2,711.066	30.246	2,741.312	2,794.862	2,810.911	2,717.291

Comments:

(1) For a summary of the terms of the Company's outstanding debentures see the Company's 2019 Annual Report under "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Debt Service - Public Debentures". In the reporting period, the Company fulfilled all terms of the debentures and Indentures. Debentures financial covenants - as of September 30, 2020 the net leverage *** was 2.65. In the reporting period, no cause for early repayment occurred. (2) Including interest accumulated in the books. (3) Semi annual payments other than regarding Series L. (4) Regarding the debentures, the Company undertook not to create any pledge on its assets, as long as debentures or loans are not fully repaid, subject to certain exclusions. (5) Regarding the debentures - the Company has the right for early redemption under certain terms. (6) In February 2015, pursuant to an exchange offer of the Company's Series H and I debentures for a portion of the Company's outstanding Series D and E debentures, respectively, the Company exchanged approximately NIS 555 million principal amount of Series D debentures with approximately NIS 844 million principal amount of Series H debentures, and approximately NIS 272 million principal amount of Series E debentures with approximately NIS 335 million principal amount of Series I debentures. Series D and E debentures were fully repaid in July 2017 and in January 2017, respectively. (7) In December 2019, the Company repurchased Series L Debentures for approximately NIS 10 million.

(*) On these dates additional debentures of the series were issued, the information in the table refers to the full series. (**) As of September 30, 2020, debentures Series H, I, K and L are material, which represent 5% or more of the total liabilities of the Company, as presented in the financial statements. (***) Net Leverage - the ratio of Net Debt to Adjusted EBITDA, excluding one-time influences. Net Debt defined as credit and loans from banks and others, debentures and interest payable, net of cash and cash equivalents and current investments in tradable securities. The definition of net leverage refers to Adjusted EBITDA for a period of 12 consecutive months. Accordingly, the net leverage ratio above includes the effects of the new standard IFRS 16 (applied by the Company as of January 1, 2019) on the Adjusted EBITDA for the year ended in September 30, 2020. For details of the effects of IFRS 16 on the Company's results see footnote 2 on page 1 of this press release and note 2 F to the Company's financial statement for the period ended on December 31, 2019.

Cellcom Israel Ltd.

Disclosure for debenture holders as of September 30, 2020 (cont`d)

Debentures Rating Details*

Series	Rating Company	Rating as of 30.09.2020 (1)	Rating as of 23.11.2020	Rating assigned upon issuance of the Series	Recent date of rating as of 23.11.2020	Additional ratings between original issuance and the recent date of rating as of 23.11.2020 (2)
Rating
H	S&P Maalot	A	A	A+	08/2020	06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020, 08/2020	A+,A(2)
I	S&P Maalot	A	A	A+	08/2020	06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020, 08/2020	A+,A(2)
J	S&P Maalot	A	A	A+	08/2020	08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020, 08/2020	A+,A(2)
K	S&P Maalot	A	A	A+	08/2020	08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020, 08/2020	A+,A(2)
L	S&P Maalot	A	A	A+	08/2020	01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020, 08/2020	A+,A(2)

(1)	In August 2019, S&P Maalot updated the Company's rating outlook from an "“ilA+/negative” to an “ilA/negative”.
(2)
In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”. In November 2012, S&P Maalot affirmed the Company's rating of “ilAA/negative”. In June 2013, S&P Maalot updated the Company's rating from an "ilAA-/negative" to an “ilA+/stable”. In June 2014, August 2014, January 2015, September 2015, March 2016, August 2016, June 2017, January 2018, June 2018, August 2018 and December 2018 S&P Maalot affirmed the Company's rating of “ilA+/stable”. In March 2019, S&P Maalot updated the Company's rating outlook from an "ilA+/stable" to an “ilA+/negative”. In August 2019, S&P Maalot updated the Company's rating outlook from an "ilA+/negative" to an “ilA/negative”. In May 2020, S&P Maalot affirmed the Company's rating of “ilA/negative”.  In August 2020, S&P Maalot affirmed the Company's rating of “ilA/negative”. For details regarding the rating of the debentures see the S&P Maalot report dated August 17, 2020, included in the Company's current report filled in the Israeli Securities Authority website ("MAGNA") on August 17, 2020.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Cellcom Israel Ltd.

Aggregation of the information regarding the Company's Material Loans (1), in million NIS

Loan	Provision Date	Principal Amount as of 30.09.2020	Interest Rate (nominal)	Principal Repayment Dates (annual payments)		Interest Repayment Dates (semi-annual payments)	Linkage
				From	To
Loan from financial institution (2)(3)(4)(5)(6)	06/2016	50	4.60%	30.06.18	30.06.21	June-30 and December-31, commencing December 31, 2016 through June 30, 2021	Not linked
Loan from financial institution(2)(3)(4)(5)(6)	06/2017	100	5.10%	30.06.19	30.06.22	June-30 and December-31, commencing December 31, 2017 through June 30, 2022	Not linked
Loan from bank(2)(3)(4)(5)(6)(7)	03/2019	150	4.00%	31.03.21	31.03.24	March-31 and September-30, commencing September 30, 2019 through March 31, 2024	Not linked
Total		300

Comments:

(1) For a summary of the terms of the Company's loan agreements see the Company's 2019 Annual Report under "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Other Credit Facilities" and the reference therein to "- Debt Service - Public Debentures". (2) In the reporting period, the Company fulfilled all terms of the loan agreements. (3) Loan agreements financial covenants - as of September 30, 2020 the net leverage* was 2.65. (4) In the reporting period, no cause for early repayment occurred. (5) In the loan agreements, the Company undertook not to create any pledge on its assets, as long as the loans are not fully repaid, subject to certain exclusions. (6) According to the loan agreements the Company may prepay the loans, subject to a prepayment fee. (7) In October 2020, the Company repaid part of the loan in early repayment, in amount of approximately NIS 113 million.

(*) Net Leverage - the ratio of Net Debt to Adjusted EBITDA, excluding one-time influences. Net Debt defined as credit and loans from banks and others, debentures and interest payable, net of cash and cash equivalents and current investments in tradable securities. The definition of net leverage refers to Adjusted EBITDA for a period of 12 consecutive months. Accordingly, the net leverage ratio above includes the effects of the new standard IFRS 16 (applied by the Company as of January 1, 2019) on the Adjusted EBITDA for the year ended in September 30, 2020. For details of the effects of IFRS 16 on the Company's results see footnote 2 on page 1 of this press release and note 2 F to the Company's financial statement for the period ended on December 31, 2019.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of September 30, 2020

a.
Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	167,516	218,787	-	-	-	83,358
Second year	167,516	218,787	-	-	-	71,538
Third year	167,516	340,880	-	-	-	59,717
Fourth year	167,516	340,880	-	-	-	44,844
Fifth year and on	41,234	965,634	-	-	-	58,907
Total	711,298	2,084,968	-	-	-	318,364

b.
Private debentures and other non-bank credit, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	100,000	-	-	-	7,390
Second year	-	50,000	-	-	-	2,550
Third year	-	-	-	-	-	-
Fourth year	-	-	-	-	-	-
Fifth year and on	-	-	-	-	-	-
Total	-	150,000	-	-	-	9,940

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS) - None.

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	37,500	-	-	-	5,248
Second year	-	37,500	-	-	-	3,748
Third year	-	37,500	-	-	-	2,248
Fourth year	-	37,500	-	-	-	750
Fifth year and on	-	-	-	-	-	-
Total	-	150,000	-	-	-	11,994

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of September 30, 2020 (cont`d)

d.	Credit from banks abroad based on the Company's "Solo" financial data (in thousand NIS) - None.

e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	167,516	356,287	-	-	-	95,996
Second year	167,516	306,287	-	-	-	77,836
Third year	167,516	378,380	-	-	-	61,965
Fourth year	167,516	378,380	-	-	-	45,594
Fifth year and on	41,234	965,634	-	-	-	58,907
Total	711,298	2,384,968	-	-	-	340,298

f.	Out of the balance sheet Credit exposure based on the Company's "Solo" financial data - None.
g.
Out of the balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above (in thousand NIS) - None.

h.
Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above (in thousand NIS) - None.

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS) - None.

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	188	370	-	-	-	391
Second year	188	370	-	-	-	373
Third year	188	2,023	-	-	-	356
Fourth year	188	2,023	-	-	-	297
Fifth year and on	442	8,666	-	-	-	576
Total	1,194	13,452	-	-	-	1,993

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by the consolidated companies (in thousand NIS) - None.

Cellcom Israel Ltd. and Subsidiaries Condensed Consolidated Interim Financial Statements As at September 30, 2020 (Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Financial Statements as at September 30, 2020

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Financial position

				Convenience
				translation
				into US dollar
				(Note 2D)
	September 30,		September 30,	September 30,	December 31,
	2019		2020	2020	2019
	NIS millions			US$ millions	NIS millions
	(Unaudited)			(Audited)

Assets
Cash and cash equivalents	698		630	183	1,006
Current investments and deposits, including derivatives	430		123	36	473
Trade receivables	1,153		967	281	1,142
Current tax assets	3		3	1	3
Other receivables	32	*	46	13	32	*
Deferred expenses - right of use	34	*	58	17	37	*
Inventory	67		80	23	66

Total current assets	2,417		1,907	554	2,759

Trade and other receivables	478	*	217	63	459	*
Deferred expenses - right of use	331	*	308	90	323	*
Property, plant and equipment, net	1,456		1,363	396	1,432
Intangible assets and others, net	1,301		2,161	628	1,294
Investments in equity accounted investees	150		138	40	150
Right-of-use assets, net and Investment property	735		648	188	745

Total non- current assets	4,451		4,835	1,405	4,403

Total assets	6,868		6,742	1,959	7,162

Liabilities
Current maturities of debentures and of loans from financial institutions	509		513	149	509
Current taxation liabilities	8		-	-	6
Current maturities of lease liabilities	225		204	59	226
Trade payables and accrued expenses	662		653	190	687
Provisions	102		170	49	99
Other payables, including derivatives	272		214	62	299

Total current liabilities	1,778		1,754	509	1,826

Long-term loans from financial institutions	300		163	47	300
Debentures	2,517		2,336	679	2,511
Long-term lease liabilities	528		468	136	533
Provisions	22		30	9	22
Other long-term liabilities	3		3	1	4
Liability for employee rights upon retirement, net	14		18	5	19
Deferred tax liabilities	77		52	15	60

Total non- current liabilities	3,461		3,070	892	3,449

Total liabilities	5,239		4,824	1,401	5,275

Equity attributable to owners of the Company
Share capital	1		2	1	2
Share premium	335		792	230	623
Receipts on account of share options	-		-	-	24
Retained earnings	1,292		1,124	327	1,236
			-	-
Non-controlling interests	1		-	-	2

Total equity	1,629		1,918	558	1,887

Total liabilities and equity	6,868		6,742	1,959	7,162

Date of approval of the condensed consolidated financial statements: November 22, 2020.

* Reclassified

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,
	2019	2020	2020	2019	2020	2020	2019
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)						(Audited)

Revenues	2,776 *	2,703	786	928 *	956	278	3,708
Cost of revenues	(2,033)*	(2,052)	(596)	(659)*	(744)	(216)	(2,725)

Gross profit	743	651	190	269	212	62	983

Selling and marketing expenses	(468)	(411)	(120)	(161)	(147)	(43)	(610)
General and administrative expenses	(222)*	(245)	(71)	(73)*	(76)	(22)	(300)*
Credit losses	(23)*	(26)	(8)	(9)*	(4)	(1)	(29)*
Other income (expenses), net	21 *	21	6	10 *	9	3	(20)

Operating profit (loss)	51	(10)	(3)	36	(6)	(1)	24

Financing income	41	6	2	13	10	3	49
Financing expenses	(151)	(136)	(40)	(44)	(42)	(12)	(193)
Financing expenses, net	(110)	(130)	(38)	(31)	(32)	(9)	(144)

Share in losses of equity accounted investees	(4)*	(9)	(3)	(4)*	(2)	(1)	(10)

Profit (loss) before taxes on income	(63)	(149)	(44)	1	(40)	(11)	(130)

Tax benefit (taxes on income)	10	23	7	(3)	3	1	23
Loss for the period	(53)	(126)	(37)	(2)	(37)	(10)	(107)
Attributable to:
Owners of the Company	(52)	(126)	(37)	(1)	(37)	(10)	(107)
Non-controlling interests	(1)	-	-	(1)	-	-	-
Loss for the period	(53)	(126)	(37)	(2)	(37)	(10)	(107)

Loss per share
Basic loss per share (in NIS)	(0.45)	(0.83)	(0.24)	(0.01)	(0.22)	(0.07)	(0.90)

Diluted loss per share (in NIS)	(0.45)	(0.83)	(0.24)	(0.01)	(0.22)	(0.07)	(0.90)

Weighted-average number of shares used in the calculation of basic earnings (loss) per share (in shares)	116,196,729	150,824,438	150,824,438	116,196,729	162,810,134	162,810,134	118,376,455

Weighted-average number of shares used in the calculation of diluted earnings (loss) per share (in shares)	116,196,729	150,824,438	150,824,438	116,196,729	162,810,134	162,810,134	118,376,455

* Reclassified.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the nine		For the nine	For the three		For the three	For the
	months ended		months ended	months ended		months ended	year ended
	September 30,		September 30,	September 30,		September 30,	December 31,
	2019	2020	2020	2019	2020	2020	2019
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)						(Audited)

Loss for the period	(53)	(126)	(37)	(2)	(37)	(10)	(107)
Other comprehensive income items that will not be transferred to loss
Re-measurement of defined benefit plan, net of tax	-	-	-	-	-	-	(4)
Total other comprehensive loss for the period that will not be transferred to profit or loss, net of tax	-	-	-	-	-	-	(4)
Total other comprehensive loss for the period, net of tax	-	-	-	-	-	-	(4)
Total comprehensive loss for the period	(53)	(126)	(37)	(2)	(37)	(10)	(111)
Total comprehensive loss attributable to:
Owners of the Company	(52)	(126)	(37)	(1)	(37)	(10)	(111)
Non-controlling interests	(1)	-	-	(1)	-	-	-
Total comprehensive loss for the period	(53)	(126)	(37)	(2)	(37)	(10)	(111)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company
	Share capital	Share premuim	Receipts on account of share options	Retained earnings	Total	Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	NIS millions							US$ millions
For the nine months ended September 30, 2020 (Unaudited)

Balance as of January 1, 2020	2	623	24	1,236	1,885	2	1,887	549
(Audited)
Comprehensive loss for the period, net of tax
Loss for the period	-	-	-	(126)	(126)	-	(126)	(37)
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	14	14	-	14	4
Equity offering	-	-	5	-	5	-	5	1
Derecognition of non-controlling interests due to loss of control in a consolidated company	-	-	-	-	-	(2)	(2)	(1)
Exercise of share options	-	169	(29)	-	140	-	140	42

Balance as of September 30, 2020 (Unaudited)	2	792	-	1,124	1,918	-	1,918	558

	Attributable to owners of the Company
	Share capital	Share premuim	Receipts on account of share options	Retained earnings	Total	Non-controlling interests	Total equity
	NIS millions

For the nine months ended September 30, 2019 (Unaudited)

Balance as of January 1, 2019	1	325	10	1,339	1,675	2	1,677
(Audited)
Comprehensive loss for the period, net of tax
Loss for the period	-	-	-	(52)	(52)	(1)	(53)
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	5	5	-	5
Expiration of share options	-	10	(10)	-	-	-	-

Balance as of September 30, 2019 (Unaudited)	1	335	-	1,292	1,628	1	1,629

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company
	Share capital	Share premium	Receipts on account of share options	Retained earnings	Total equity	Convenience translation into US dollar (Note 2D)
	NIS millions					US$ millions
For the three months ended September 30, 2020 (Unaudited)	2	702	15	1,155	1,874

Balance as of July 1, 2020
(Unaudited)						544
Comprehensive loss for the period, net of tax
Loss for the period	-	-	-	(37)	(37)	(10)
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	6	6	2
Exercise of share options	-	90	(15)	-	75	22
						-
Balance as of September 30, 2020 (Unaudited)	2	792	-	1,124	1,918	558

	Attributable to owners of the Company
	Share capital	Share premium	Retained earnings	Total	Non-controlling interests	Total equity
	NIS millions
For the three months ended September 30, 2019 (Unaudited)	1	335	1,290

Balance as of July 1, 2019
(Unaudited)				1,626	2	1,628
Comprehensive loss for the period, net of tax
Loss for the period	-	-	(1)	(1)	(1)	(2)
Transactions with owners, recognized directly in equity
Share based payments	-	-	3	3	-	3

Balance as of September 30, 2019 (Unaudited)	1	335	1,292	1,628	1	1,629

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company					Non-controlling interests	Total equity
	Share capital	Share premium	Receipts on account of share options	Retained earnings	Total
	NIS millions

For the year ended December 31, 2019 (Audited)
Balance as of January 1, 2019	1	325	10	1,339	1,675	2	1,677
Comprehensive loss for the year
Loss for the year	-	-	-	(107)	(107)	-	(107)
Other comprehensive loss for the year, net of tax	-	-	-	(4)	(4)	-	(4)
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	8	8	-	8
Equity offering	1	283	25	-	309	-	309
Expiration of share options		10	(10)
Exercise of share options	-	5	(1)	-	4	-	4

Balance as of December 31, 2019	2	623	24	1,236	1,885	2	1,887

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,
	2019	2020	2020	2019	2020	2020	2019
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)						(Audited)

Cash flows from operating activities
Loss for the period	(53)	(126)	(37)	(2)	(37)	(10)	(107)
Adjustments for:
Depreciation and amortization	665	690	201	226	230	67	898
Share based payments	5	14	4	3	6	1	8
Gain on sale of property, plant and equipment and intangible assets	(7)	-	-	(8)	-	-	(8)
Net change in fair value of investment property	4	5	1	4	2	1	6
Gain on sale of shares in a consolidated company	-	(1)	-	-	-	-	-
Taxes on income (Tax benefit)	(10)	(23)	(7)	3	(3)	(1)	(23)
Financing expenses, net	110	130	38	31	32	9	144
Other expenses	2 *	6	2	2 *	6	2	3
Share in losses of equity accounted investees	4 *	9	3	4 *	2	-	10

Changes in operating assets and liabilities:
Change in inventory	27	(14)	(4)	(7)	14	4	28
Change in trade receivables (including long-term amounts)	54	109	32	3	(4)	(1)	80
Change in Deferred expenses - right of use (including long-term amounts)	14	(37)	(11)	6	(12)	(3)	20
Change in other receivables (including long-term amounts)	8	(19)	(6)	15	(18)	(5)	(7)
Changes in trade payables, accrued expenses and provisions	(44)	(43)	(13)	(34)	(15)	(4)	(27)
Change in other liabilities (including long-term amounts)	28	(57)	(17)	25	(19)	(6)	23
Payments for derivative hedging contracts, net	(8)	(1)	-	(1)	16	5	(10)
Income tax paid	(14)	(4)	(1)	(7)	2	-	(12)
Income tax received	10	-	-	10	-	-	10

Net cash from operating activities	795	638	185	273	202	59	1,036

Cash flows from investing activities
Acquisition of property, plant and equipment	(274)	(195)	(56)	(88)	(58)	(17)	(324)
Acquisition of intangible assets and others	(172)	(145)	(42)	(61)	(50)	(15)	(233)
Investment in equity accounted investee	(154)*	(3)	(1)	(154)*	-	-	(157)*
Change in current investments, net	(9)	401	117	-	446	130	(49)
Receipts for other derivative contracts, net	8	11	3	-	-	-	9
Proceeds from sale of property, plant and equipment and intangible assets	181	-	-	181		-	181
Interest received	9	5	1	2	-	-	13
Acquisition of subsidiary, net of cash acquired	-	(608)	(177)	-	(608)	(177)	-
Cash disposed from sale of shares in a consolidated company	-	(1)	-	-	3	1	-
Net cash used in investing activities	(411)	(535)	(155)	(120)	(267)	(78)	(560)

* Reclassified

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,
	2019	2020	2020	2019	2020	2020	2019
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)						(Audited)

Cash flows from financing activities
Payments for derivative contracts, net	(1)	(4)	(1)	(1)	(3)	(1)	(2)
Receipt of long-term loan from financial institutions	150	-	-	-		-	150
Repayment of long-term loans from financial institutions	(212)	(100)	(29)	-	-	-	(212)
Repayment of debentures	(504)	(417)	(121)	(196)	(194)	(56)	(504)
Repurchase of own debentures	-	-	-	-	-	-	(10)
Proceeds from issuance of debentures, net	-	194	56	-	-	-	-
Interest paid	(117)*	(120)	(35)	(42)*	(43)	(13)	(151)
Equity offering	-	5	1	-	-	-	309
Proceeds from exercise of share options	-	140	41	-	75	22	4
Payment of principal of lease liabilities	(204)*	(177)	(51)	(71)*	(59)	(17)	(256)
Net cash used in financing activities	(888)	(479)	(139)	(310)	(224)	(65)	(672)

Changes in cash and cash equivalents	(504)	(376)	(109)	(157)	(289)	(84)	(196)

Cash and cash equivalents as at the beginning of the period	1,202	1,006	292	855	919	267	1,202
Cash and cash equivalents as at the end of the period	698	630	183	698	630	183	1,006

* Reclassified

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 1 - Reporting Entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The condensed consolidated interim statements of the Group as at September 30, 2020 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group’s holdings in included entities. The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular telecommunications services, landline telephony services, internet services, international calls services, television over the internet services and transmission services. The Company is controlled by Koor Industries Ltd. (directly and through agreements with other shareholders of the Company), a wholly owned subsidiary of Discount Investment Corporation Ltd. ("DIC"). After the end of the reporting period, the Israeli court approved the sale of approximately 82.26% of DIC's shares (under a receivership procedure) to a group of investors led by Mega Or Holdings Ltd.. According to the Company's licenses, such transfer of control requires the approval of the Israeli Ministry of Communications, which is yet to be provided. The Company's shares are traded on the Tel Aviv Stock Exchange (TASE) and on the New York Stock Exchange (NYSE).

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with     IAS 34, Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2019 (hereinafter - “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on November 22, 2020.

B.	Functional and presentation currency

These condensed consolidated financial statements are presented in New Israeli Shekels ("NIS"), which is the Group's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These condensed consolidated financial statements have been prepared on the basis of historical cost except for the following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, deferred tax assets and liabilities, assets and liabilities in respect of employee benefits and provisions.

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of and for the nine and three month period ended September 30, 2020, have been presented in dollars, translated at the representative rate of exchange as of September 30, 2020 (NIS 3.441 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation (cont'd)

E.	Use of estimates and judgments

Except as described below, the estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements.

During the nine and three month periods ended September 30, 2020, management has updated an estimate as follows:

During the second quarter of 2020, the Company entered in to agreement with Amdocs Israel Ltd for development of a new CRM system, following which, the Company's depreciation committee examined the estimated useful life of the current CRM system. According to the Company's estimate, some of the components of the current CRM system will continue to be used by the Company according to the previously estimated useful life and the remaining of the current CRM system will be used by the Company until the period ending at June 30, 2021, thus the estimated useful life of these components was re-evaluated to the same period.

The effect of this change on the condensed consolidated interim financial statements, in current and future periods is as follows:

	For the nine month period ended September 30, 2020	For the three month period ended September 30, 2020	For the three month period ending December 31, 2020	For the year ending December 31, 2021	Subsequently
	(Unaudited)
	NIS millions

Decrease (increase) in depreciation expenses	(19)	(2)	(2)	(5)	26

F.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*

As of September 30, 2020	3.441	223.34
As of September 30, 2019	3.482	225.12
As of December 31, 2019	3.456	224.67

Increase (decrease) during the period:

Nine months ended September 30, 2020	(0.43)%	(0.59)%
Nine months ended September 30, 2019	(7.10)%	0.50%
Three months ended September 30, 2020	(0.72)%	0.10%
Three months ended September 30, 2019	(2.36)%	(0.69)%
Year ended December 31, 2019	(7.79)%	0.30%

*According to 1993 base index.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies of the Group in these condensed consolidated interim financial statements are the same as those applied in the annual financial statements.

Below is a description of the essence of the change made in the accounting policies used in the condensed consolidated interim financial statement and its effect:

Derivative financial instruments, including hedge accounting

The Group holds both derivative financial instruments to hedge its foreign currency and interest rate risk exposures and derivatives that do not serve hedging purposes.

The Group designates certain derivatives as hedging instruments in order to hedge changes in cash flows that relate to highly probable forecasted transactions and which derive from changes in foreign currency exchange rates, changes in the linkage component and flow in respect of CPI-linked loans and changes in the flow and interest on variable-rate loans.

At the inception of the hedging relationship the Group documents its risk management objective and its hedging strategy. The Group also documents the economic relationship between the hedged item and the hedging instrument, including whether the changes in cash flows of the hedged item and the hedging instrument are expected to offset each other.

Measurement of derivative financial instruments
Derivatives are recognized initially at fair value. attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Fair value hedges
Changes in the fair value of a derivative financial instrument designated as a fair value hedge are recognized in profit or loss. Furthermore, changes in the fair value of the hedged item, with respect to the hedged risks, are also recognized in profit or loss with a corresponding adjustment to the carrying amount of the hedged item.

Cash flow hedges
When a derivative instrument is designated as a cash flow hedge, the effective portion of the changes in fair value of the derivative is recognized in other comprehensive income, directly within a hedging reserve. The effective portion of changes in fair value of a derivative, recognized in other comprehensive income, is limited to the cumulative change in fair value of the hedged item (based on present value), from inception of the hedge. The change in fair value in respect of the ineffective portion is recognized immediately in profit or loss.

The Group designates only the change in fair value of the spot element of the forward exchange contract (‘spot element’) as the hedging instrument in cash flow hedging relationships. The change in fair value of the future price element of forward exchange contracts (‘forward element’) is not included as part of the hedging relationships and is accounted for as a cost of hedging, with the change being recognized as a cost of hedging reserve.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

Derivative financial instruments, including hedge accounting (cont'd)

Cash flow hedges (cont'd)
If the result of a forecasted transaction is recognition of a non-financial asset (for example: inventory), the amounts that were accumulated in the hedging reserve and the cost of hedging reserve are included in the initial cost of the non-financial item upon its recognition. For all other hedged forecasted transactions, the amounts accumulated in the hedging reserve and cost of hedging reserve are reclassified to profit or loss in the same period, or same periods, in which the hedged forecasted future cash flows affect profit or loss.

If the hedge no longer qualifies as an accounting hedge, or the hedging instrument is sold, expires, is terminated or exercised, hedge accounting is discontinued on a prospective basis. When hedge accounting is discontinued, the amounts accumulated in the past in the hedging reserve and cost of hedging reserve remain in the reserve, until such time as they are included in the initial cost of the non-financial item (for hedged transactions whose result is a non-financial item), or until such time as they are reclassified to profit or loss in the period, or periods, in which the hedged forecasted future cash flows affect profit or loss (for other cash flows hedges).

If the hedged future cash flows are no longer expected to occur, the amounts accumulated in the past in the hedging reserve and cost of hedging reserve are immediately reclassified to profit or loss.

Note 4 - Acquisition of subsidiary

A.	Business combination

Following Note 36 of the annual financial statements regarding the signing of a binding memorandum of understanding, or MOU, for the acquisition of Golan Telecom Ltd.'s (hereinafter – "Golan") entire share capital, on August 26, 2020, the acquisition of Golan which provides cellular communication services was completed (hereinafter – "the Acquisition") for consideration of approximately NIS 613 million (approx. NIS 545 million, net plus an amount equal to the cash and deposits of Golan as of the closing date and minus transaction expenses as agreed between the parties). Upon completion of the Acquisition, the Company holds 100% of Golan's share capital, and as of the acquisition date, the statements of financial position and the statements of income of Golan are included in the Group's financial statements. The Israeli Ministry of Communications, or MOC, approved the transaction on certain conditions, including converting Golan into a virtual operator (MVNO) for a temporary period and a demand that Golan returns financial benefits received in the past, and has to return in the MOC view, as a result of the Acquisition, in an amount of approximately NIS 75 million (the "Restitution Amount"), Golan disputes the MOC's claims regarding the return of the said amounts. Until the completion of the hearing procedure for Golan in this matter, the MOC determined that Golan has to provide an autonomous guarantee for the full  Restitution Amount as a condition for approval of the transfer of control in Golan. Golan recognized a provision of the Restitution Amount in its financial statements (prior to consolidation in the Group’s accounts). In addition, a pledge was registered on a deposit Golan provided the bank in a similar amount to the guarantee amount provided by Golan to the MOC.

Golan's financial results are consolidated in the Group’s financial statements as of the date of completion of the transaction. In accordance, the financial statements includes an increase in approximately NIS 29 million (offset intercompany revenues) to the Group's revenues and increase of approximately NIS 5 million in profit (after reducing surplus cost that was created in the acquisition) which are attributed to Golan's activity.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Acquisition of subsidiary (cont'd)

B.	Identified assets, net acquired:

The amounts below presents the assets acquired and identified liabilities at the date of acquisition:

Values recognized at initial consolidation
NIS million
Assets:
Cash and cash equivalents	5
Current investment and deposits	70
Trade and other receivables	86
Property, plant and equipment, net	7
Other Intangible assets	17
Customer relationships (include in intangible assets)	110
Brand (include in intangible assets)	35
Right of use assets	14

Liabilities:
Leases liabilities	(14)
Trade and other payables	(233)
Provision	(82)
Loans from Cellcom	(136)
Deferred tax Liabilities	(20)
Total identified assets, net	(141)

Goodwill	754

Total Consideration	613

Changes in cash in initial consolidated date:

NIS million
Consideration paid	(613)
Cash in Golan	5
Total	(608)

The consideration paid includes the acquisition of shareholders' loan of NIS 250 million.

The acquisition was applied by the purchase method. The Company has allocated the total purchase price to the assets and liabilities acquired based on their fair value estimates and amortization period.

As of the purchase date, the balance of Trade and other receivable stands on amount of NIS 86 million, net (NIS 92 million gross, NIS 6 million of which were recorded as credit losses).

The intangible assets which were recognized as part of the acquisition are mainly goodwill in the amount of NIS 754 million which relate to the Cellular segment, customer relationships in the amount of NIS 110 million and brand in the amount of NIS 35 million. The customer relationships and the brand amortized over a useful life of approximately 6 and 10 years, respectively.

The goodwill represents the excess of the cost of acquisition over the estimated fair value of the assets less liabilities and represents the value of the Golan activity and the expected cash flow from the Golan.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Acquisition of subsidiary (cont'd)

B.	Identified assets, net acquired: (cont'd)

The Company recorded additional costs that are directly attributed to the acquisition in the amount of NIS 6 million, mainly in respect of consulting expenses. These costs were included in other expenses in the income statement.

The surplus cost allocation of Golan's assets and liabilities has not been completed by the date of approval of these financial statements and may be finally adjusted up to 12 months from the date of the acquisition. If adjustments are required at the final measurement date, the adjustments made by representing the previously reported comparative figures according to the temporary measurement.

C.	The pro forma data

The following includes condensed pro forma profit and loss statements, which were prepared to reflect the Company's consolidated interim financial statements, including Golan's revenues and expenses for the interim periods presented below. Accordingly the consolidated statements of profit and loss and comprehensive income pro forma were presented in accordance with the assumption that the acquisition of Golan was made at the beginning of the earliest period presented (i.e. on January 1, 2018).

The accounting policies applied in the pro forma consolidated interim financial statements are consistent with those applied in the preparation of the Company's consolidated financial statements.

The following assumptions served as the basis of preparing the consolidated financial statements pro forma:

1.	The purchase of Golan, as mentioned in section A above, completed on the date of the pro forma consolidation, i.e. on January 1, 2018.

2.
Expenses in respect of 3rd Generation frequencies fees that recognized in the other income (expenses) section in Golan's financial statements for the year of 2019 were cancelled, including cancellation of a one-time profit, due the cancellation of frequencies allocation decision made by the Ministry of Communications in 2019.

3.
The purchase amount was attributed to Golan's identified assets, net and the goodwill as detailed in section B above. Pro forma consolidated statements of income include the amortization of excess cost incurred in the acquisition since the date of the pro forma. Cost surpluses attributed to intangible assets - customer relationships and brand name were reduced as stated in section B above and included in the selling and marketing expenses section in the pro forma consolidated interim financial statements of income.

4.
Due to the Golan's acquisition, Management fee expenses paid to Electra Consumer Products (1971) Ltd. (the former controlling shareholder) as well as salary expenses in respect of allotment of options to senior employees, which recognized in Golan's financial statements, were cancelled.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Acquisition of subsidiary (cont'd)

C.	The pro forma data (cont'd)

5.
The pro forma reports include cancellation of intercompany transactions between the Company and Golan, which include, inter alia, interest expenses incurred during the pro forma period between the Company and Golan in respect of a loan taken from the Company, cancellation of revenues recorded in the Company's financial statements due to the sharing-network agreement and cancellation of accounting entries recorded in Golan financial statements due to the sharing-network agreement before the acquisition in order to reflect Golan's financial results after the completion of the acquisition the same way they will be reflected in the Company's consolidated financial statements.

6.
One-time expenses that were recognized in Golan's financial statements in the year 2020 in respect to Golan's acquisition were eliminated from the pro forma reports, such as bonus payments and fees to consultants and provision that recorded in respect of restitution amount as stated in section A above.

7.	The pro forma reports include a statutory tax rate of 23% on Golan's profit before taxes and the pro forma adjustments made.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Acquisition of subsidiary (cont'd)

C.  The pro forma data (cont'd)

	Nine-month period ended September 30, 2020
	NIS millions
	(Unaudited)
	Cellcom as previously reported	Golan as previously reported	Pro forma adjustments	Pro forma data

Revenues	2,703	401	(176)	2,928
Cost of revenues	(2,052)	(284)	150	(2,186)

Gross profit (loss)	651	117	(26)	742

Selling and marketing expenses	(411)	(49)	(9)	(469)
General and administrative expenses	(245)	(8)	3	(250)
Credit losses	(26)	(2)	-	(28)
Other income (expenses), net	21	(71)	68	18

Operating profit (loss)	(10)	(13)	36	13

Financing income	6	1	(3)	4
Financing expenses	(136)	(40)	38	(138)
Financing expenses, net	(130)	(39)	35	(134)

Share in losses of equity accounted investees	(9)	(1)	-	(10)

Profit (loss) before taxes on income	(149)	(53)	71	(131)

Tax benefit (taxes on income)	23	38	(42)	19
Profit (loss) for the period	(126)	(15)	29	(112)
Attributable to:
Owners of the Company	(126)	(15)	29	(112)
Non-controlling interests	-	-	-	-
Profit (loss) for the period	(126)	(15)	29	(112)

Loss per share
Basic loss per share (in NIS)	(0.83)	-	-	(0.74)

Diluted loss per share (in NIS)	(0.83)	-	-	(0.74)

Weighted-average number of shares used in the calculation of basic loss per share (in shares)	150,824,438	-	-	150,824,438

Weighted-average number of shares used in the calculation of diluted loss per share (in shares)	150,824,438	-	-	150,824,438

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Acquisition of subsidiary (cont'd)

C.  The pro forma data (cont'd)

	Nine-month period ended September 30, 2019
	NIS millions
	(Unaudited)
	Cellcom as previously reported	Golan as previously reported	Pro forma adjustments	Pro forma data

Revenues	2,776	398	(142)	3,032
Cost of revenues	(2,033)	(242)	100	(2,175)

Gross profit (loss)	743	156	(42)	857

Selling and marketing expenses	(468)	(56)	(16)	(540)
General and administrative expenses	(222)	(11)	3	(230)
Credit losses	(23)	(2)	-	(25)
Other income (expenses), net	21	123	(124)	20

Operating profit (loss)	51	210	(179)	82

Financing income	41	-	(3)	38
Financing expenses	(151)	(38)	36	(153)
Financing expenses, net	(110)	(38)	33	(115)

Share in losses of equity accounted investees	(4)	(1)	-	(5)

Profit (loss) before taxes on income	(63)	171	(146)	(38)

Tax benefit (taxes on income)	10	-	(5)	5
Profit (loss) for the period	(53)	171	(151)	(33)
Attributable to:
Owners of the Company	(52)	171	(151)	(32)
Non-controlling interests	(1)	-	-	(1)
Profit (loss) for the period	(53)	171	(151)	(33)

Loss per share
Basic loss per share (in NIS)	(0.45)	-	-	(0.28)

Diluted loss per share (in NIS)	(0.45)	-	-	(0.28)

Weighted-average number of shares used in the calculation of basic loss per share (in shares)	116,196,729	-	-	116,196,729

Weighted-average number of shares used in the calculation of diluted loss per share (in shares)	116,196,729	-	-	116,196,729

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Acquisition of subsidiary (cont'd)

C.  The pro forma data (cont'd)

	Three-month period ended September 30, 2020
	NIS millions
	(Unaudited)
	Cellcom as previously reported	Golan as previously reported	Pro forma adjustments	Pro forma data

Revenues	956	134	(77)	1,013
Cost of revenues	(744)	(117)	81	(780)

Gross profit (loss)	212	17	4	233

Selling and marketing expenses	(147)	(17)	1	(163)
General and administrative expenses	(76)	(2)	2	(76)
Credit losses	(4)	(1)	-	(5)
Other income (expenses), net	9	(70)	68	7

Operating profit (loss)	(6)	(73)	75	(4)

Financing income	10	1	(1)	10
Financing expenses	(42)	(18)	17	(43)
Financing expenses, net	(32)	(17)	16	(33)

Share in losses of equity accounted investees	(2)	-	-	(2)

Profit (loss) before taxes on income	(40)	(90)	91	(39)

Tax benefit (taxes on income)	3	2	(2)	3
Profit (loss) for the period	(37)	(88)	89	(36)
Attributable to:
Owners of the Company	(37)	(88)	89	(36)
Non-controlling interests
Profit (loss) for the period	(37)	(88)	89	(36)

Loss per share
Basic loss per share (in NIS)	(0.22)	-	-	(0.22)

Diluted loss per share (in NIS)	(0.22)	-	-	(0.22)

Weighted-average number of shares used in the calculation of basic loss per share (in shares)	162,810,134	-	-	162,810,134

Weighted-average number of shares used in the calculation of diluted loss per share (in shares)	162,810,134	-	-	162,810,134

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Acquisition of subsidiary (cont'd)

C.  The pro forma data (cont'd)

	Three-month period ended September 30, 2019
	NIS millions
	(Unaudited)
	Cellcom as previously reported	Golan as previously reported	Pro forma adjustments	Pro forma data

Revenues	928	137	(47)	1,018
Cost of revenues	(659)	(81)	33	(707)

Gross profit (loss)	269	56	(14)	311

Selling and marketing expenses	(161)	(19)	(6)	(186)
General and administrative expenses	(73)	(3)	2	(74)
Credit losses	(9)	(1)	-	(10)
Other income (expenses), net	10	117	(118)	9

Operating profit (loss)	36	150	(136)	50

Financing income	13	-	(1)	12
Financing expenses	(44)	(11)	10	(45)
Financing expenses, net	(31)	(11)	9	(33)

Share in losses of equity accounted investees	(4)	-	-	(4)

Profit (loss) before taxes on income	1	139	(127)	13

Taxes on income	(3)	-	(1)	(4)
Profit (loss) for the period	(2)	139	(128)	9
Attributable to:
Owners of the Company	(1)	139	(128)	10
Non-controlling interests	(1)	-	-	(1)
Profit (loss) for the period	(2)	139	(128)	9

Profit (loss) per share
Basic profit (loss) per share (in NIS)	(0.01)	-	-	0.08

Diluted profit (loss) per share (in NIS)	(0.01)	-	-	0.08

Weighted-average number of shares used in the calculation of basic profit (loss) per share (in shares)	116,196,729	-	-	116,196,729

Weighted-average number of shares used in the calculation of diluted profit (loss) per share (in shares)	116,196,729	-	-	117,208,813

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Acquisition of subsidiary (cont'd)

C.  The pro forma data (cont'd)

	Year ended December 31, 2019
	NIS millions
	(Unaudited)
	Cellcom as previously reported	Golan as previously reported	Pro forma adjustments	Pro forma data

Revenues	3,708	530	(190)	4,048
Cost of revenues	(2,725)	(322)	133	(2,914)

Gross profit (loss)	983	208	(57)	1,134

Selling and marketing expenses	(610)	(74)	(21)	(705)
General and administrative expenses	(300)	(15)	3	(312)
Credit losses	(29)	(3)	-	(32)
Other income (expenses), net	(20)	124	(124)	(20)

Operating profit (loss)	24	240	(199)	65

Financing income	49	-	(4)	45
Financing expenses	(193)	(50)	47	(196)
Financing expenses, net	(144)	(50)	43	(151)

Share in losses of equity accounted investees	(10)	(1)	-	(11)

Profit (loss) before taxes on income	(130)	189	(156)	(97)

Tax benefit (taxes on income)	23	-	(8)	15
Profit (loss) for the period	(107)	189	(164)	(82)
Attributable to:
Owners of the Company	(107)	189	(164)	(82)
Non-controlling interests	-	-	-	-
Profit (loss) for the period	(107)	189	(164)	(82)

Loss per share
Basic loss per share (in NIS)	(0.90)	-	-	(0.69)

Diluted loss per share (in NIS)	(0.90)	-	-	(0.69)

Weighted-average number of shares used in the calculation of basic loss per share (in shares)	118,376,455	-	-	118,376,455

Weighted-average number of shares used in the calculation of diluted loss per share (in shares)	118,376,455	-	-	118,376,455

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 5 - Operating Segments

The Group operates in two reportable segments, as described below, which are the Group's strategic business units. The strategic business unit's allocation of resources and evaluation of performance are managed separately. The operating segments were determined based on internal management reports reviewed by the Group's chief operating decision maker (CODM). The CODM does not examine assets or liabilities for those segments and therefore, they are not presented.

●	Cellular segment - the segment includes the cellular communications services, cellular equipment and supplemental services.

●	Fixed-line segment - the segment includes landline telephony services, internet services, television services, transmission services, landline equipment and supplemental services.

The accounting policies of the reportable segments are the same as described in the annual financial statements in Note 3, regarding Significant Accounting Policies.

	Nine-month period ended September 30, 2020
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the period

External revenues	1,709	994	-	2,703
Inter-segment revenues	12	116	(128)	-
Adjusted segment EBITDA**	370	327			697
Depreciation and amortization					(690)
Tax benefit					23
Financing income					6
Financing expenses					(136)
Other expenses					(3)
Share based payments					(14)
Share in losses of equity accounted investees					(9)
Loss for the period					(126)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 5 - Operating Segments (cont'd)

	Nine-month period ended September 30, 2019
	NIS millions
	(Unaudited)
	Cellular	Fixed-line		Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the period

External revenues	1,745	1,031	*	-	2,776
Inter-segment revenues	10	111		(121)	-
Adjusted segment EBITDA**	494	234				728
Depreciation and amortization						(665)
Tax benefit						10
Financing income						41
Financing expenses						(151)
Other expenses						(7)*
Share based payments						(5)
Share in losses of equity accounted investees						(4)*
Loss for the period						(53)

* Reclassified

	Three-month period ended September 30, 2020
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the period

External revenues	633	323	-	956
Inter-segment revenues	4	42	(46)	-
Adjusted segment EBITDA**	114	117			231
Depreciation and amortization					(230)
Tax benefit					3
Financing income					10
Financing expenses					(42)
Other expenses					(1)
Share based payments					(6)
Share in losses of equity accounted investees					(2)
Loss for the period					(37)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 5 - Operating Segments (cont'd)

	Three-month period ended September 30, 2019
	NIS millions
	(Unaudited)
	Cellular	Fixed-line		Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the period

External revenues	607	321	*	-	928
Inter-segment revenues	4	37		(41)	-
Adjusted segment EBITDA**	185	86				271
Depreciation and amortization						(226)
Taxes on income						(3)
Financing income						13
Financing expenses						(44)
Other expenses						(6)*
Share based payments						(3)
Share in losses of equity accounted investees						(4)*
Loss for the period						(2)

* Reclassified

	Year ended December 31, 2019
	NIS millions
	(Audited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the year

External revenues	2,326	1,382	-	3,708
Inter-segment revenues	14	147	(161)	-
Adjusted segment EBITDA**	627	313			940
Depreciation and amortization					(898)
Tax benefit					23
Financing income					49
Financing expenses					(193)
Other expenses					(10)
Share based payments					(8)
Share in losses of equity accounted investees					(10)
Loss for the year					(107)

** Adjusted segment EBITDA as reviewed by the Group's CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses) that is not part of the Company's operation, depreciation and amortization, profits (losses) of equity account investees and share based payments. Adjusted Segment EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Issuance of securities

In May 2020, the Company issued in an offering to the public:

•	NIS 222,000,000 principle amount of Debentures Series L (for additional details, see Note 19 for the annual financial statements)
•	2,220,000 Series 4 Options. Each series 4 option entitles the holder thereof to purchase one share at an exercise price of NIS 9.6, until September 30, 2020.

The offering was made under the Company's 2017 shelf prospectus and the securities were registered for trading on the Tel Aviv Stock Exchange.

The immediate total net consideration received by the Company from the offering was approximately NIS 200 million, regarding for the consideration that resulted to the Company from exercise series option as above see note 10 as below.

Note 7 - Financial Instruments

Fair value

(1)	Financial instruments measured at fair value for disclosure purposes only

The book value of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, current investments, including derivatives, trade and other payables, including derivatives and other long-term liabilities, are equal or approximate to their fair value.

The fair values of the remaining financial liabilities and their book values as presented in the consolidated reports of the Company are as follows:

	September 30,						December 31,
	2019			2020			2019
	Book value	Fair value		Book value	Fair value		Book value	Fair value
	NIS millions

Debentures including current maturities and accrued interest	(2,956)	(2,780	)*	(2,741)	(2,795	)*	(2,973)	(2,954	)*

Long-term loans from financial institutions including current maturities and accrued interest	(406)	(393)		(302)	(307)		(401)	(406)

* The fair value of marketable debentures is determined by reference to the market price at the reporting date (level 1), with the addition of principal and interest amounts, which were paid during the following month.

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below analyses financial instruments carried at fair value, using a valuation method in accordance with the fair value hierarchy level. The different levels have been defined as follows:

Level 1: quoted prices (unadjusted) in active markets for identical instruments.
Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
Level 3: inputs that are not based on observable market data (unobservable inputs).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 7 - Financial Instruments (cont'd)

(2)	Fair value hierarchy of financial instruments measured at fair value (cont'd)

	September 30, 2020
	Level 1	Level 2	Level 3	Total
	NIS millions

Financial assets at fair value through profit or loss
Current investments in deposits	120	-	-	120
Derivatives	-	3	-	3
Total assets	120	3	-	123
Financial liabilities at fair value through profit or loss
Derivatives	-	(2)	-	(2)
Total liabilities	-	(2)	-	(2)

	September 30, 2019
	Level 1	Level 2	Level 3	Total
	NIS millions

Financial assets at fair value through profit or loss
Current investments in debt securities and shares	429	-	-	429
Derivatives	-	1	-	1
Total assets	429	1	-	430
Financial liabilities at fair value through profit or loss
Derivatives	-	(5)	-	(5)
Total liabilities	-	(5)	-	(5)

	December 31, 2019
	Level 1	Level 2	Level 3	Total
	NIS millions

Financial assets at fair value through profit or loss
Current investments in debt securities, shares and deposits	472	-	-	472
Derivatives	-	1	-	1
Total assets	472	1	-	473
Financial liabilities at fair value through profit or loss
Derivatives	-	(5)	-	(5)
Total liabilities	-	(5)	-	(5)

During the reporting period, there have been no transfers between Levels 1 and 2.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 7 - Financial Instruments (cont'd)

(3)	Valuation methods to determine fair value

Foreign currency options - fair value is measured based on the Black-Scholes formula.

Forward contracts - fair value is measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustments required for the parties’ credit risks.

Note 8 - Revenues

Composition

	Nine months ended September 30,			Three months ended September 30,			Year ended December 31,
	2019		2020	2019		2020	2019
	(Unaudited)						(Audited)
	NIS millions

Revenues from equipment	694		643	219		261	932

Revenues from services:
Cellular services	1,165		1,105	406		386	1,541
Land-line communications services	829		877	274		285	1,111
Other services	88	*	78	29	*	24	124
Total revenues from services	2,082		2,060	709		695	2,776
Total revenues	2,776		2,703	928		956	3,708

* Reclassified

Note 9 - Share-Based Payments

a.
In January 2020, the Company's Board of Directors decided to grant options to Mr. Avi Gabai the CEO of the Company, and the Board of Directors decision was approved by the shareholders' meeting in March 2020.

The options granted will be vested in five portions after one, two, three, four and five years from the date of grant. The options are exercisable within 36 months from the date of maturity of each portion. For additional details, see Note 22 for the Annual Financial Statements.

b.
In June 2020, the Company's board of directors resolved to grant employees of the Company (who are not office holders or directors) a total amount of approximately 2.416 million options at an exercise price of NIS 12.35 and approximately 631 thousand RSUs, under the Company's 2015 Share Incentive Plan, in accordance with the provisions of the previously announced February 2020 collective employment agreement. For additional details, see Note 31 for the Annual Financial Statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 9 - Share-Based Payments (cont'd)

c.
In June 2020, September 2020 and November 2020, the Company's board of directors resolved to grant approximately 4.93 million options under the Company's 2015 Share Incentive Plan, to certain non-directors office holders and certain senior employees, to be vested in three equal installments on each of the first, second and third anniversary of the grant at an exercise price of between 13.03 to 18.66 NIS. The options of the first installment may be exercised within 18 months from their vesting, and the options of the second and third installments may be exercised within 12 months from their vesting.

Note 10 - Impairment testing for cash-generating units containing goodwill

As of December 31, 2019, the Company performed a quantitative assessment for goodwill impairment for each of its cash generating units.

Recoverable amount of each of the Company's cash-generating units was evaluated by the Company with the assistance of an external appraiser using the Value In Use model which was calculated using discounted cash flows method based on a projected five-year cash flows. The five-year projected cash flows were estimated in light of the long-term growth rate. The Company used a relevant discount rate, which reflected the specific risks associated with the future cash flows of its cash-generating units.

Actual results may differ from those assumed in the Company's valuation method. It is reasonably possible that the Company's assumptions described in the annual financial statements could change in future periods. If any of these were to vary materially from the Company's plans, it may record impairment of goodwill in the future.

As of December 31, 2019, the recoverable amount of the Cellular segment and Fixed-line segment exceeded their carrying amount by approximately NIS 191 million and NIS 829 million, respectively, and therefore, the provision to impairment in the report was not made.

At the end of the third quarter of 2020, the Company examined if there are internal or external indicators of impairment, including the financial impact of the Corona virus on the Company's projected cash flows, and concluded that due to the gap between the recoverable amount to carrying amount of the Cellular and fixed-line segments, no impairment examine was required as of the balance sheet date.

Determining the fair value of cash generating units requires significant judgment, including judgments about the appropriate discount rates, terminal growth rates, weighted average costs of capital and the amount and timing of projected future cash flows. The Company will continue to monitor the fair value of its cash generating units to determine whether events and changes in circumstances such as deterioration in the business climate or operating results, continuous decline in the share price, changes in management’s business strategy or downward adjustments to the Company’ cash flows projections, warrant further impairment testing in future periods.

Note 11 – Capital

In March 2020, the Israeli District Court granted the Company's motion and extended the exercise period of the Company's Series 3 options until June 30, 2020. Until June 30, 2020, 7,024,194 from Series 3 Options were exercised and the rest were expired. Until September 30, 2020, 8,644,981 from series 4 Options were exercised and the rest were expired. The total net consideration received from exercise of the options during the reporting period amounted NIS 140 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 12 - Contingent Liabilities

The Group is involved in various lawsuits that filed against it in the ordinary course of business. The costs that may result from these lawsuits are only accrued for when the likely that created a liability, resulting from past events higher than 50%, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded in the financial statements is based on a case-by-case assessment of the risk level, although, events that occur in the course of the litigation may require a reassessment of this risk and, consequently, the amount of the provision will be adjusted accordingly. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the condensed consolidated interim financial statements as of September 30, 2020 in respect of all lawsuits against the Group amounts to approximately NIS 52 million. There can be no guarantee that the actual costs of the lawsuits will not be more than the provision.

Described hereunder are details regarding new purported class actions which have been added during the reporting period or updates on lawsuits which were included in the annual financial statements. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group and refer to the sum estimated by the plaintiffs, if the lawsuit is certified as a class action.

Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly requests for approval of class action lawsuits, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. During the reporting period, eight purported class actions were filed against the Group (three of which were reported as dismissed in Note 32 to the annual financial statements): five purported class actions against the Group in a total amount estimated by the plaintiffs to be approximately NIS 406 million, and three purported class actions against the Group in which the amount claimed has not been quantified. In addition, during the reporting period, an appeal was filed challenging the dismissal of a purported class action against the Group for approximately NIS 150 million, two appeals were filed challenging the dismissal of a purported class action against the Group and other defendants, in which the amount claimed has not been quantified, and an appeal was filed challenging the partial dismissal of a purported class action against the Group, in which the amount claimed has not been quantified.

During the reporting period, ten purported class actions (three of which were reported as dismissed in Note 32 to the annual financial statements), were concluded: five purported class actions against the Group in a total amount estimated by the plaintiffs to be approximately NIS 311 million, two purported class actions against the Group and other defendants in a total amount estimated by the plaintiffs to be approximately NIS 85 million, and three purported class actions against the Group and other defendants, in which the amount claimed has not been quantified. In addition, a settlement agreement was approved by the court in a purported class action against the Group in a total amount estimated by the plaintiffs to be approximately of NIS 15 billion. The settlement agreement does not have a material effect on the financial statements.

After the end of the reporting period, four purported class actions were filed: a purported class action was filed against the Group in a an amount estimated by the plaintiffs to be approximately NIS 50 million, two purported class actions against the Group, in which the amount claimed has not been quantified, and a purported class action against the Group and other defendants in a total amount estimated by the plaintiffs to be approximately NIS 3 million. At this early stage, it is not possible to assess their chances of success.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 12 - Contingent Liabilities (cont'd)

Consumer claims (cont'd)

After the end of the reporting period, two purported class actions against the Group in an amount estimated by the plaintiffs to be approximately NIS 34 million was concluded.

Note 13 - Regulation and Legislation

Updates in wholesale services tariffs

In February 2020, the MOC announced the retrospective reduction of Bezeq's wholesale services tariffs which resulted in a one-time reduction of expense in an amount of NIS 28 million for surplus sums that the Company had previously paid.

Conclusion of the frequencies tender

In August 2020, the Company and its partners to the shared cellular network won 10MHz in the 700MHz frequencies band, 20MHz in the 2600MHz frequencies band and 100MHz in the 3500-3800 MHz frequencies band and will pay for such frequencies (in September 2022) license fees in an amount of approximately NIS 115 million. After the completion of Golan acquisition by the Company, MOC approved  the frequencies allocation between the Company and Marathon 018 Xfone. In October 2020 MOC allocated the frequencies designated to the Company and amended its cellular license accordingly.

Note 14 – Commitments

An investment agreement under which HOT enter as partner in IBC

In September 2020, the Company, together with the Israel Infrastructure Fund, or IIF, entered into an investment transaction with Hot Telecommunication Systems Ltd., (together  with  its  affiliates "Hot") in IBC  Israel  Broadband Company (2013)  Ltd.,  or  IBC, or  the Transaction.
In addition to standard and customary conditions, the Transaction includes an undertaking to substantially increase the deployment of IBC's fiber-optic network over the next few years and the following main things:

•
Investment Agreements – Entered between the partnership through which the Company and IIF, hold 70% of IBC's share capital, or the IBC Partnership, and Hot.  Under the Investment Agreements, Hot shall become an equal partner in the IBC Partnership, and hold indirectly 23.3% of IBC’s share capital, by making an investment substantially equal to the investment made by Company and IIF until the closing date of the Transaction. Further, the Investment Agreements include certain additional governance rights and other regulatory mechanisms.

•	IRU Agreement – Entered between IBC and Hot, under which Hot undertakes to purchase an indefeasible right, to use IBC's fiber-optic network.
•	Services Agreement – Entered between IBC and Hot, under which IBC undertakes to purchase certain services from Hot and may purchase additional services.

IBC also undertakes to continue to purchase from the Company certain services supplied to it by the Company prior to the closing date.

The completion of the Transaction is subject to regulatory change and required approvals, including regulatory and third party approvals. The Company cannot guarantee such change will be made and approvals will be granted.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 15 - Material events in the reporting period and after the end of the reporting period

A.	Update on the Corona virus measures and possible implication

As previously reported in the annual financial statements, due to the Corona virus, there has been substantial decrease in international travel, which had an adverse effect on the inbound and outbound roaming services and on the results of operations in the nine month period ended in September 30 2020. The Company assumes that roaming revenues will continue affected in the near future as a function of restrictions on tourist traffic entering and leaving Israel.

In addition, during the period, the Israeli government published various regulatory instructions for dealing with Corona virus in Israel, including, the prohibition on public gathering and any unnecessary outing from one's home, including the closure of malls and other non-essential leisure establishments and substantial reduction of presence in the workplace. Following such instructions, the Company closed its points of sale and walk in centers for a certain period, which caused an adverse effect on end-user equipment sales. During this period, the Company took measures in order to mitigate such adverse effects, by reducing its expenses and investments including by reducing its sales operations and by sending a large number of employees on unpaid leave.

Company's results for the nine month period ended in September 30, 2020 reflect the negative effects of the Corona virus pandemic on the Company's roaming services and end-user equipment sales. In addition, the Company's investment portfolio recorded losses of approximately NIS 19 million as a result of declines in the securities market.

The Company examined the effect of the crisis on the existing balances in the Company's balance sheet, including current assets, inventory, fixed assets and impact on changes in lease agreements and did not make any material adjustments due to the crisis. In addition, management's estimates were examined, including an estimate of customers' credit losses, and adjustments were made, as much as necessary, in immaterial amounts.

The Company examined the sources of financing and liquidity and estimates that it has financial strength to cope with the crisis, and this among others, given the diversity of its areas of activity and the volume of liquidity balances.

However, since this event is not under the Company's control and due to the continuing nature of the crisis characterized by uncertainty, inter alia, as to the time the epidemic ends, as of the date of approval of the financial statements, there is no certainty as to the extent of the impact on the Company and on the economy as a whole, among other things, the markets situation, the economic situation in Israel and worldwide, the extent of unemployment, the extent of private consumption, the fear of a local or global recession develops, or another outbreaks of the virus. Such transverse effects, if occur, in whole or in a part, could adversely affect the Company's business and its results.

B.	Current investments

During the third quarter of 2020, the Company realized its entire investment portfolio.

C.	Loan from Israeli bank

In October 2020, after the end of the reporting period, the Company repaid part of the loan from Israeli bank in early repayment, in amount of approximately NIS 113 million, which provided to the Company in March 2019. For additional details, see Note 19 to the annual financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 15 - Material events in the reporting period and after the end of the reporting period (cont'd)

D.	Sharing agreement network

In November 2020, after the end of the reporting period, the Company's cellular sharing network partner, Marathon 018 Xfone Ltd., or Xfone, has not paid the monthly payment due October 31, 2020, under the sharing network agreement, or Debt.

The Company issued a demand for the immediate payment of the Debt to Xfone and intends to act resolutely to exercise its rights under the agreement.

At this preliminary stage, the Company cannot assess the implications on the Company's results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date: November 23, 2020	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary